Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

GELF Energy Corp.
5301 Ka Haku Rd., 119a
PRINCEVILLE, HI 96722
https://gelfsciences.com/gelf-energy

Up to $1,234,986.00 in Class B Nonvoting Common Stock at $2.00
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: GELF Energy Corp.
Address: 5301 Ka Haku Rd., 119a, PRINCEVILLE, HI 96722
State of Incorporation: DE
Date Incorporated: December 09, 2020

Terms:

Equity

Offering Minimum: $10,000.00 | 5,000 shares of Class B Nonvoting Common Stock
Offering Maximum: $1,234,986.00 | 617,493 shares of Class B Nonvoting Common Stock
Type of Security Offered: Class B Nonvoting Common Stock
Purchase Price of Security Offered: $2.00
Minimum Investment Amount (per investor): $248.00

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

<u>**Investment Incentives & Bonuses**</u>

Time-Based:

Friends and Family Early Birds

Invest within the first 72 hours and receive 20% bonus shares

Super Early Bird Bonus

Invest within the first week and receive 15% bonus shares

Early Bird Bonus

Invest within the first three weeks and receive 10% bonus shares

Amount-Based:

$248+ | Tier 1

Receive access to a private LinkedIn Investor Community

$1,000+ | Tier 2

5% bonus shares

$2,500+ | Tier 3

7% bonus shares

$5,000+ | Tier 4

10% bonus shares

$10,000+ | Tier 5

15% bonus shares

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Gelf Energy will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. Owner's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Non-Voting Common Stock at $2.00 / share, you will receive 110 shares of Non-Voting Common Stock, meaning you'll own 110 shares for $200. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Company Overview

GELF Energy is the developer and licensee of an advance waste renewable energy system which address wastewater, agricultural waste and other waste products This results in recoverable resources that can be converted to renewable energy. The waste to energy system the Company has innovated and designed improves on the use of anaerobic digestion, the current method of generating energy from waste. By deploying the Company's technologies and know how, the Company has the capacity to produce 2-3 times more energy from the same volume of feedstock by a factor of up to 5 times faster than current anaerobic digestion technology and waste systems. GELF Energy also employs a system to purify wastewater and repurpose leftover waste to make a zero-waste system. This complementary system results in the production of hydrogen gas, and creates an additional income stream in the sewage to hydrogen sector.

Business Model

GELF Energy's business model is to adapt its technologies and system to suit a customer's needs. The technologies and its deployment can be built on existing waste treatment plants or other infrastructure. A new facility or factory can also be built to use GELF's Energy's technologies from the start without any adaptation to existing technology. In other cases, the Company is able to build speculative factories to produce hydrogen. We intend to sell speculative factories after 1-2 years of operation.

GELF Energy is a Delaware C corporation, which develops waste to energy treatment facilities or factories. GELF Sciences Inc. ("GELF Sciences") is also a Delaware C corporation which owns 36 percent of GELF Energy and provides to GELF Energy business, administrative and operational support pursuant to an agreement and in exchange for the share ownership stated above. GELF Energy has no shareholding in GELF Sciences.

Brett Danson and John Sabo co-founded GELF Sciences and then subsequently GELF Energy. Brett Danson is the President and CEO and John Sabo is the Vice President of

GELF Energy. Both co-founders hold the same positions with GELF Sciences.

Competitors and Industry

Industry

GELF Energy is in the waste to renewable energy business, providing substantially advanced technology over the current anaerobic digestion approach to treating waste and generating new sources of renewable energy.

Competition

Currently active waste to energy companies that use anaerobic digestion include energy companies which use solar or wind to provide electricity to produce hydrogen.

Currently active anaerobic digestion companies include Vanguard Renewables and Optima Bio. We expect these companies to become GELF Energy customers as the Company's technology substantially improves the efficiency and output of the systems which these firms use. The Company is also able to provide retrofit solutions to existing waste treatment facilities.

Other renewable energy competitors include solar and wind developers. However, the

Company’s technology and system do not depend on weather to generate electricity.

Current Stage and Roadmap

Current Stage

GELF Energy’s technology, which primarily features a the Microbial Energy Device (MED Technology) is at small scale. The MED Technology requires testing in relevant environments and to be scaled up to meet demand.

This phase, the timeframe of which is Fall 2023, will enable GELF Energy to scale up the MED Technology at a working wastewater treatment plant.

Roadmap

The Company is in various stages of negotiations on several of its Roadmap projects. One of its main strategic partners is RTI International, a nationwide non-profit organization with project management capability and which has provided a detailed market research study on the Company’s Roadmap projects. For further reference and updates, please see

https://gelfenergy.com/roadmap-projects

RTI is also a Company collaborator for federal and state agency grants, including those of the Department of Energy.

The Team

Officers and Directors

Name: Brett Danson

Brett Danson's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Executive Officer, Secretary and Director
  Dates of Service: July, 2019 - Present
  Responsibilities: Managing the daily operations of GELF Energy, developing the company's business strategy, coordinating with the Company’s major research institution, engineering, project management and government agency partners to develop and build the Roadmap projects and ensuring the MED Technology scales and generates revenue.

Other business experience in the past three years:

- **Employer:** GELF Sciences
  Title: CEO
  Dates of Service: December, 2020 - Present

Responsibilities: Provides oversight and advice on part time basis

Name: John Sabo

John Sabo's current primary role is with University of Tulane. John Sabo currently services 10 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Senior VP, Treasurer and Director
  Dates of Service: December, 2020 - Present
  Responsibilities: John Sabo provides operational and management services on a substantial but part time basis to the Company. He is also currently a life sciences professor at Tulane University. Business development with potential customers of GELF Energy, managerial services and enture/Funding Relations. No current salary.

Other business experience in the past three years:

- **Employer:** University of Tulane
  Title: Professor, Life Sciences
  Dates of Service: September, 2021 - Present
  Responsibilities: Biwater Institute, Professor of Department of River and Coastal Science and Engineering

Other business experience in the past three years:

- **Employer:** GELF Sciences
  Title: Sr. VP and Director
  Dates of Service: January, 2020 - Present
  Responsibilities: Grant writing and applications with certain federal agencies; operational support.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the common nonvoting stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors: The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its products, or that the Company will able to provide its services at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company as presented in this Form C. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies and especially startups, is based on standard criteria and factors used for start up companies as provided for in the net present value analysis ("NPV Analysis") and other factors set forth in this Form C. However, the valuation is not guaranteed and the potential investor may risk overpaying for his or her investment.

The transferability of the Securities you are buying is limited
Any common stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock that you purchase cannot be resold for a period of one year. The exceptions to this rule are if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the SEC, to a member of your family, a trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company could be acquired by another company resulting in you losing money on this investment if sold at a loss.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering nonvoting common stock in the amount of up to US$1,234,986.00 in this Offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future and if it cannot raise those funds for whatever reason, including reasons

relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the Roadmap projects outlined in this Form C.

Management Discretion as to Use of Proceeds
The Company's success will be substantially dependent upon the discretion and judgment of its management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on the current business plan. However, it may be necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and management has broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding the Company's anticipated financial or operational performance are based on management's best estimate of the probable results of the Company's operations and will not have been reviewed by its independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this Offering. Any such investments will be included in the raised amount reflected on the Start Engine campaign page.

We may never have an operational product or service
It is possible that there may never be an operational MED Technology or system or that the product may never be used in projects.

Developing new products and technologies entails significant risks and uncertainties
We are currently in the development stage and have only manufactured a prototype for our MED Technology. Delays or cost overruns in the Company's further development or failure of the product to meet the performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design or regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with No Voting Rights
The common stock issued to investors in this Offering has no voting rights. This means that you will have no rights on how the Company will be run. You are trusting in management's business judgment in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of the Company you will only be paid if there is any cash remaining after all of the creditors of the Company

have been paid out.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once the Company meets its target amount for this Offering, it may request that StartEngine instruct the escrow agent to disburse Offering funds to it. At that point, investors whose subscription agreements have been accepted will become the Company's investors.

The CEO of GELF Energy does not currently receive a salary for his work
Although he has been, and will continue to be, compensated in sweat equity, there is some level of risk in investing in a company whose day-to-day operations are managed by an individual who does not receive a salary. In order to counterbalance the current absence of monetary incentivization, the company has arranged for the CEO to receive a salary of up to $72,000 annually moving forward dependent on the following company benchmarks being met:

The Company may be required to raise more capital.
If additional funding is not secured, it is possible that the Company will not stay in business and the assets remaining to generate a return on your investment could be the Company's MED Technology and related know how protected as trade secrets. If the Company does continue in business, it could do so by performing below expectations, which could adversely impact the value of your investment.

Even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors.
If additional funding is not secured, it is it is possible that the Company will not stay in business and the assets remaining to generate a return on your investment could be the Company's MED Technology and related know how protected as trade secrets. If the Company does continue in business, it could do so by performing below expectations, which could adversely impact the value of your investment.

All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the Offering terms, or to the Company's business, plans or prospects, sometimes on short notice.
When such changes happen during the course of an Offering, the Company must file an amendment to its Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and receive a refund. Investors whose subscriptions have already been accepted, however, will have no such right.

The Company is an early stage company and has not yet generated any profits GELF Energy was formed on December 19, 2020 and therefore has a limited history upon which an evaluation of its performance and future prospects can be made.
Current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market.Dividends will only be paid on any shares once the

Company's directors determine that it financially able to do so. GELF Energy has incurred a net loss and has had limited revenues generated since inception. There is no assurance that the Company will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

IP

The Company is the exclusive patent and know how licensee of two patents from Arizona State University (ASU) licensed to it by ASU's Technology Licensing company, Skysong LLC since December 11, 2020. The remaining life of the two patents covering the MED Technology is 12 years, and the know how related to it is continually developing due to the combined efforts of ASU and GELF Energy. Some of the know how related to these patents will be the subject of additional patent applications and will be either applied for by the Company directly or in cooperation with ASU/Skysong. The Company will be the exclusive licensee of any resulting patents and related know how.

Forward looking statements

The Company's statements here may include predictions, estimates or other information that might be considered forward-looking. While these forward-looking statements represent our current judgment on what the future holds, they are subject to risks and uncertainties that could cause actual results to differ materially. You are cautioned not to place undue reliance on these forward-looking statements, which reflect our opinions only as of the date of this presentation. Please keep in mind that the Company is not obligated to revise or publicly release the results of any revision to these forward- looking statements in light of new information or future events.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
GELF Sciences (Brett Danson owns 24%, John Sabo owns 23.6%)	2,475,000	Class A Voting Common Stock	36.67%
Brett Danson	1,575,000	Class A Voting Common Stock	23.33%
John Sabo	1,575,000	Class A Voting Common Stock	23.33%

The Company's Securities

The Company has authorized Convertible Note to Skysong Innovations LLC, Class A Voting Common Stock, Class B Nonvoting Common Stock, and Voting or Non-Voting Common Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 617,493 of Class B Nonvoting Common Stock.

Convertible Note to Skysong Innovations LLC

The security will convert into Voting common stock and the terms of the Convertible Note to Skysong Innovations LLC are outlined below:

Amount outstanding: $26,500.00
Maturity Date: January 05, 2024
Interest Rate: 6.0%
Discount Rate: 0.0%
Valuation Cap: $0.00
Conversion Trigger: the Note shall convert into Common Equity Interest of the Common Equity Interests for purposes of the Trigger Event (see below for additional information)

Material Rights

Interest calculated as of 12.31.2022

Qualified Financing. The Company shall provide the Holder with at least twenty (20) days' prior written notice of any Qualified Financing, specifying the material terms thereof and shall promptly provide the Holder with all information the Holder shall reasonably request regarding the same. Upon the initial closing of any Qualified Financing, the principal amount of this Note shall automatically convert into the securities of the Company being issued in such Qualified Financing (the "Qualified

Financing Securities") at a conversion price equal to the price per Qualified Financing Security at which a plurality of the Qualified Financing Securities is sold by the Company in the Qualified Financing.

Trigger Event. The Company shall provide the Holder with written notice of any Trigger Event at least twenty (20) days' prior to the earlier of (i) the time of the initial consummation of the Trigger Event or (ii) if applicable, the time of any record date or date of any election applicable to holders of the Common Equity Interests of the Company in connection with such Trigger Event (the earlier such date, a "Transaction Time"), specifying the material terms thereof and shall promptly provide the Holder with all information the Holder shall reasonably request regarding the same. Immediately prior to the Transaction Time, the outstanding principal amount of this Note shall convert into Common Equity Interests at a price per Common Equity Interest equal to the valuation per Common Equity Interest (or per percentage of the Common Equity Interests, if the Company is a limited liability company and its Equity Interests are denominated only in percentages and not in terms of numbers of Equity Interests) of the Common Equity Interests for purposes of the Trigger Event.

Maturity. In the event that neither a Qualified Financing nor the Transaction Time has occurred on or prior to the Maturity Date, the outstanding principal amount of this Note shall automatically convert, effective as of the Maturity Date, into Common Equity Interests at a price per Common Equity Interest, determined by dividing One Million Dollars ($1,000,000) by the sum of the number of outstanding Equity Interests of the Company and the number of Equity Interests issuable on a fully-diluted, fully-converted basis, including upon exercise, exchange or conversion of all options, warrants, convertible or exchangeable securities and all other direct or indirect rights to receive Equity Interests (including the Equity Interests issuable upon conversion of the outstanding principal amount of this Note) of the Company. If the Company is a limited liability company and its Equity Interests are denominated only in percentages and not in terms of numbers of Equity Interests, then, as in all other conversions effective upon the Maturity Date, the Holders shall be issued Equity Interests representing 2.5% of the Equity Interests on the fully-diluted, fully-converted basis described above, after giving effect to such issuance to the Holder.

"**Affiliate**" means, with respect to any person or entity, any person or entity which directly or indirectly controls, is controlled by or is under common control with such person or entity, as applicable. As used in this definition, "control" (including, with correlative meanings, "controlled by" and "under common control with") shall mean possession, directly or indirectly of power to direct or cause the direction of management or policies (whether through ownership of securities or partnership or other ownership interests, by contract or otherwise).

"**Common Equity Interests**" means, if the Company is a corporation, the voting common stock of the Company, or, if the Company is a limited liability company, its common Equity Interests.

"**Equity Interest**" means, if the Company is a corporation, its capital stock, or, if the

Company is a limited liability company, limited liability company interests of the Company, as denominated in its limited liability company agreement, whether as interests, units, shares or otherwise.

"**Going Public Transaction**" means an initial public offering of securities of the Company or any transaction or series of transactions by which securities of the Company

become publicly traded or holders of equity securities of the Company receive securities of a class that is publicly traded in respect of such equity securities.

"**Maturity Date**" means the second anniversary of the date of this Note.

"**Outstanding Balance**" means all outstanding principal under this Note, any accrued and unpaid interest thereon and all other amounts due hereunder.

"**Person**" means an individual, corporation, partnership, limited liability company, trust, business trust, association, joint stock company, joint venture, sole proprietorship, unincorporated organization, governmental authority or any other form of entity not specifically listed herein.

"**Qualified Financing**" means an arm's length, legally binding equity financing arrangement between the Company and one or more accredited investors pursuant to which at least Five Hundred Thousand Dollars ($500,000) in cash financing (including cash advanced as convertible debt, but excluding the principal amount of this Note) is invested in the Company.

"**Sale of the Company**" means any of the following, occurring in one or a series of related transactions: (i) the reorganization, consolidation or merger of the Company, if the holders of the Company's outstanding voting securities prior to the closing of the first such transaction do not hold immediately following any such transaction(s) voting securities representing, directly or indirectly, a majority of the voting power of the surviving entity; (ii) the sale, transfer or exclusive license of all or substantially all of the assets of the Company on a consolidated basis, if the holders of the Company's outstanding voting securities prior to the closing of the first such transaction do not hold immediately following any such transaction(s) voting securities representing, directly or indirectly, a majority of the voting power of the entity to which such assets have been transferred; or (iii) the sale, transfer or other disposition of voting securities of the Company by the holders thereof, if the holders of the Company's outstanding voting securities prior to the closing of the first such transaction do not hold immediately following any such transaction(s) voting securities representing, directly or indirectly, a majority of the voting power of the entity to which such voting securities have been transferred; provided that, any transaction(s) principally for bona fide equity financing purposes (including, but not limited to, a Qualified Financing) in which cash is received by the Company or indebtedness of the Company is cancelled or converted or a combination thereof occurs, in each case, in consideration for the issuance by the Company of its securities shall not, in and of itself, constitute a Sale of the Company.

"**Trigger Event**" means any Going Public Transaction or Sale of the Company.

Class A Voting Common Stock

The amount of security authorized is 7,000,000 with a total of 6,750,000 outstanding.

Voting Rights

1 vote per share

Material Rights

There are no material rights associated with Class A Voting Common Stock.

Class B Nonvoting Common Stock

The amount of security authorized is 2,500,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Class B Nonvoting Common Stock.

Material Rights

There are no material rights associated with Class B Nonvoting Common Stock.

Voting or Non-Voting Common Stock

The amount of security authorized is 13,000,000 with a total of 0 outstanding.

Voting Rights

Holders of Voting or Nonvoting Common Stock may or may not be entitled to voting rights upon the designation of rights. (see below for additional information)

Material Rights

The Voting or Nonvoting Common Stock may be designated by the Board of Directors upon a Written Directors' Consent as Voting or Nonvoting Stock, provided that the rights, preferences and privileges of the shareholders with issued Voting or Nonvoting Stock are not adversely or materially affected. The rights, preferences, powers, privileges, and the restrictions, qualifications and limitations of the Nonvoting Common Stock are identical with those of the Voting Common Stock other than in respect of the voting rights as set forth herein and for all purposes under the Certificate of Incorporation, the Voting Common Stock and Nonvoting Common Stock shall together constitute a single class of shares of the capital stock of the Corporation.

Depending on if the stock issued is voting or non voting, there may be material rights associated with Voting or Non-Voting Common Stock.

What it means to be a minority holder

As a minority holder of nonvoting common stock of the Company, you will have no rights to decide on additional issuances of securities, Company repurchases of securities, a sale of the Company or its significant assets, or Company transactions with related parties.

Dilution

The investor's stake in a Company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger Company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment),\. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early stage companies are unlikely to offer dividends,preferring to invest any earnings into the Company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 105,000
  Use of proceeds: Founder shares
  Date: May 25, 2022

Offering exemption relied upon: Section 4(a)(2)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 105,000
  Use of proceeds: Founder
  Date: May 25, 2022
  Offering exemption relied upon: Section 4(a)(2)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 165,000
  Use of proceeds: Outside services
  Date: May 25, 2022
  Offering exemption relied upon: Reg D, Section 506(b)

- **Type of security sold:** Convertible Note
  Final amount sold: $25,000.00
  Use of proceeds: Operations (working capital)
  Date: May 25, 2022
  Offering exemption relied upon: Reg D, Section 506(b)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 75,000
  Use of proceeds: Per license agreement with Skysong
  Date: May 25, 2022
  Offering exemption relied upon: Reg D, Section 506(b)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

How long can the business operate without revenue:

GELF Energy expenses are approximately $18,000 annually. This pays for some of the overhead items such as accounting, bookkeeping, software subscriptions. C-suite executives have received shares in GELF Sciences in return for their services to date GELF Sciences is a 36% stockholder in GELF Energy.

Foreseeable major expenses based on projections:

Projected major expenses relate to beginning work on the Roadmap Projects, most immediately, The City of Mesa, Waste water Treatment facility in Mesa Arizona) and Jacob A. Hands wastewater facility in Las Cruces, New Mexico . The Company's strategic partners' contributions will be important, and there will be a need to finance project management, and to work with these larger, more established firms which can provide engineering expertise and other needed services.

The Company has solid relationships with such committed strategic partners and is working on cooperation agreements with them for these two Roadmap projects.

Future operational challenges:

Future operational challenges may include supply chain shortages or interruptions, third party contractor shortage, labor shortages or adverse weather conditions causing delays.

Future challenges related to capital resources:

Some capital resources are reliant on competitive grant funding and or financing which may require bank approvals. However, the Company has a grant opportunity with the Department of Energy (DOE), which has progressed to the stage where it has been asked to submit a full application. The grant is likely attainable with a small funding commitment from other sources, including this Offering

Future milestones and events:

Cost overruns are an issue with any company, and could occur if inflationary pressures, or unforeseen construction complications arise.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of February of 2023, the Company has capital resources available in the form of shareholder loans in the amount of a $50,000 line of credit. This line of credit currently has an outstanding balance of 0. The operations account had minimal funds as the end of 2022, but this line of credit will be drawn upon as needed.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The Company is in discussion with a number of potential private investors, and is commencing concurrently this campaign. The funds from this campaign will help commence operations sooner than would otherwise be possible, but will not affect the Company's continued ability to continue its business.

The funds from this campaign will substantially facilitate obtaining matching funds for grant proposals and permit the Company to proceed with Roadmap Projects sooner than it could otherwise do.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are not necessary to the viability of the Company. Of the total funds that our Company has, 96% will be made up initially of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

By meeting its crowdfunding goal, the Company will have significant opportunities from established private investor relationships to raise funds from these other sources and to expand operations leading to initiating and implementing its projects at a faster pace.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, the Company will be able to operate for 42 months. This is based on a current monthly burn rate of $1,500.

The founders committed to funding the company by providing $50,000 and if we were to raise 10,000, the min raise plus founder credit line would make 60,000. Our monthly burn rate is $1,500.00

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for 82 months.

If we raise the maximum, of more than US$1,230,000, the Company monthly burn rate would increase due to expenses running $15,000 a month to account for faster implementation of Roadmap projects, including, for example, increased overhead expenses .

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company is in discussions with strategic partners and early stage investors which may invest in the Company through various private investments, including Series "A", particularly at the point when the MED Technology reaches a technical readiness level ("TRL") of between 6 and 7. This campaign and its funding would accelerate reaching this goal and amplify available funding through these sources as well as grants.

Anaerobic digestion (AD) is already a commercially proven product (TRL9) and is the traditional waste to energy system used throughout the world. It is used to produce biogas from waste and to treat biosolids. The biogas produced is a combination of gasses, predominantly methane and carbon dioxide. Methane can be used to generate renewable electricity and hydrogen can be produced from methane by a method called methane reforming. Both methods can incorporate carbon capture technology.

GELF Energy's MED technology materially enhances anaerobic digestion in 3 phases. 1. mixing food waste with sewage sludge. 2. using microalgae as a carbon capture. These two phases are at TRL 6-7 . Having the prototype of the system piloted in a relevant environment. (TRL 6).

The Company's Roadmap Project in Mesa, Arizona is due to start later this year and will serve as a pilot the last phase by adding a new bacterium to mitigate volatile acid buildup, This condition is known to slow the anaerobic digestion process. This will achieve a prototype of the system that is piloted in a relevant environment and bring the entire process to TRL 6.-7. The 4th phase is waste repurposing and that is at TRL8-9.

Indebtedness

- **Creditor:** Skysong Innovations LLC
  Amount Owed: $26,500.00
  Interest Rate: 6.0%
  Maturity Date: January 05, 2024
  See company securities section for material terms.

Related Party Transactions

- **Name of Entity:** Gelf Sciences
  Names of 20% owners: John Sabo and Brett Danson

Relationship to Company: Officer
Nature / amount of interest in the transaction: Shareholder.
Material Terms: GELF Sciences and GELF Energy are separate C corporations. GELF Sciences is an employee-owned company. GELF Energy develops waste to energy systems The two companies are separate and independent C corporations. Brett Danson is CEO and John Sabo is Sr. VP. of both. Pursuant to a contract, GELF Sciences provides GELF Energy with business support and technical product development. GELF Sciences owns a 36.67 percent equity stake in GELF Energy for ongoing business support.

- **Name of Entity:** Skysong Innovations, LLC
  Names of 20% owners: Skysong Innovations, LLC
  Relationship to Company: Convertible Note holder and shareholder, Licensor of ASU patents to GELF Energy
  Nature / amount of interest in the transaction: This Exclusive License Agreement ("Agreement") is made and entered into as of the date of the last to appear signature below ("Effective Date") between Skysong Innovations, LLC, an Arizona limited liability company ("SI"), and GELF Energy, Inc., a Delaware corporation ("Company").
  Material Terms: SI grants to the Company, upon and subject to all the terms and conditions of this Agreement (including Section 3 hereof): (i) an exclusive license under the Patents to make, have made, use, sell, offer to sell, have sold, or import Products in the Field and throughout the Territory; (ii) a non-exclusive license to use Technical Information to discover, develop, manufacture, have made, use, sell, offer to sell, have sold, import, export, distribute, rent, or lease Products in the Field and throughout the Territory; and (iii) a non-exclusive license to use Materials to discover, develop, manufacture, have made, use, sell, offer to sell, have sold, import, export, distribute, rent or lease Products in the Field and throughout the Territory. With respect to sales of Products by Company, Sublicensees, Designees, or their Affiliates, in the Territory, a nonrefundable and non-recoverable royalty of (the intention of the parties being that sales by Sublicensees, Designees, and Affiliates are cumulative to Company and SI shall receive the same royalty payment from such sales as it would have received had such sales been by Company): (1) 5% of Net Sales of Patent Products; and (2) 2.5% of Net Sales of Other Products. Notwithstanding the foregoing, the Company shall pay to SI a nonrefundable and non-recoverable minimum royalty payment in the amount of (i) five thousand dollars (U.S. $5,000) on or before the fifth anniversary of the Effective Date, (ii) ten thousand dollars (U.S. $10,000) on or before the sixth anniversary of the Effective Date, and (iii) fifteen thousand dollars (U.S. $15,000) on or before the seventh anniversary and on or before each anniversary of the Effective Date thereafter. Each such minimum royalty payment may be credited against earned royalties accrued during the same calendar year in which the minimum royalty payment is due and payable. To the extent minimum royalty payments exceed the earned royalties accrued during the same calendar year, this excess amount cannot be carried over to any other year, either to decrease the earned royalties due in that

year or to decrease the minimum royalty payments due in that year; and Company shall pay thirty percent (30%) of any and all other gross fees, payments and consideration (including any debt and/or equity securities or instruments, or the market value in an arm's length transaction of any cross-licensing rights granted by Sublicensee to Company), including without limitation, any upfront, milestone or lump sum payments, received by Company from Sublicensees, their Designees or their Affiliates as full or partial consideration for the grant of any sublicense by Company pursuant to Section 2b of this Agreement. Such payments exclude royalty payments under paragraph iii above. Following achievement of the Financing (as defined in Section 4b(v)), upon any initial public offering or any direct or indirect sale of the Company, excluding joint venture and mergers under 50%, effected in one or more transactions, including, without limitation, (i) any merger over 50% or other business combination, (ii) sale of shares representing a majority of the voting capital stock of the Company, (iii) sale of a over 50% of the assets of the Company, or (iv) any other transaction, including any extraordinary dividend or distribution or spin-off, that has a similar effect (each a "Trigger Event"), Company shall pay to SI an additional license fee in the following amount within 30 days after the Trigger Event after funds have been received by Company: (i) 20% of the entire valuation of the transaction(s) constituting the Trigger Event, if the Trigger Event occurs on or before the first anniversary of the Effective Date; (ii) 10% of the entire valuation of the transaction(s) constituting the Trigger Event, if the Trigger Event occurs after the first anniversary and on or before the second anniversary of the Effective Date; (iii) 5% of the entire valuation of the transaction(s) constituting the Trigger Event, if the Trigger Event occurs after the second anniversary and on or before the third anniversary of the Effective Date; and (iv) 2% of the entire valuation of the transaction(s) constituting the Trigger Event, if the Trigger Event occurs after the third anniversary of the Effective Date. Company agrees to notify SI of any Trigger Event 7 days before transfer of Company assets. In the event that the Company, Sublicensee, or their Affiliates sell Products, so that the sum of all Net Sales of all Products in all Fields in all quarters and years is equal to or greater than one hundred million dollars (U.S. $100,000,000), the Company shall pay SI a one-time, nonrefundable, non-recoverable and non-creditable milestone payment of one million dollars (U.S. $1,000,000) within six (6) months of the time that the Company reaches such milestone. b. In the event that the Company, Sublicensee, or their Affiliates sell Products, so that Cumulative Net Sales is equal to or greater than five hundred million dollars (U.S. $500,000,000), the Company shall pay SI a one-time, nonrefundable, non-recoverable and non-creditable milestone payment of five million dollars (U.S. $5,000,000) within six (6) months of the time that the Company reaches such milestone. c. In the event that the Company, Sublicensee, or their Affiliates sell Products, so that Cumulative Net Sales is equal to or greater than one billion dollars (U.S. $1,000,000,000), the Company shall pay SI a one-time, nonrefundable, non-recoverable and non-creditable milestone payment of ten million dollars (U.S. $10,000,000) within six (6) months of the time that the Company reaches such milestone. a. Company shall use its best efforts to research, discover, develop and market Products for commercial sale and distribution throughout the Territory, and to such end, such efforts will include the following: (i) within one (1) year of the Effective Date, Company shall provide a detailed business plan to SI; and (ii) within four (4) years of the Effective Date, Company shall have completed an initial pilot study. If pilot study is not initiated or cannot be completed due to efficacy failure of product during testing phase, then date shall be extended one year from the success of the product testing. (iii) within five (5) years of the Effective Date or one year following completion of the pilot study, whichever is longer, Company shall have achieved first bona fide commercial sale of a Product. (iv) within one (1) year of the first commercial sale, Company shall have achieved a financing or a series of related financings in which equity in the Company is sold or issued with aggregate gross cash proceeds to Company of at least one hundred thousand U.S. dollars (U.S. $100,000) (v) within two (2) years of the first commercial sale Company shall have achieved a financing or a series of related financings in which equity in the Company is sold or issued with aggregate gross cash proceeds to Company of at least five hundred thousand U.S. dollars (U.S. $500,000) b. Should Company anticipate it will have difficulty to meet any of the diligence obligations set forth above, Company will notify SI as soon as practicable. With respect to each of a maximum of two (2) diligence obligations, the Company may buy one (1) one-year extension of such diligence obligation with the payment of $5,000 per extension, provided that in each such case: (i) Company's election to buy such extension is communicated to SI in writing, no less than thirty (30) days in advance of the deadline for such diligence obligation; (ii) the request is reasonably supported by credible evidence of technical difficulties or delays, if any, that are outside of the reasonable control of Company; (iii) Company is proposing and agrees to implement reasonably satisfactory and effective means of addressing such difficulties or delays, including utilizing its available commercially reasonable financial and technical resources; and (iv) Company and its Affiliates have in good faith made commercially reasonable efforts to meet said objective(s) and continue to do so. If the Company does not meet the diligence obligations listed above SI has the right to terminate the license and recover all technical information and data developed by the Company in relation to the IP.

Valuation

Pre-Money Valuation: $13,500,000.00

Valuation Details:

Intangible assets (including licensed IP)

The Company's MED Technology is protected by patent or as trade secrets as described in this Form C statement. The Company's sewage and food waste to energy process and ability to produce hydrogen is unique and can be considered as "first mover". Its advantages are well understood by those seeking to have it installed and made operational such as those strategic partners and parties to the Roadmap projects. Once the MED Technology is scaled to show effectiveness and profitability, the Company intends to create new additional revenue streams from installations of the MED Tech Systems which will also result in recurring annual license fee income. The customer agreements will cover a per module basis with license fees based on per kilowatt hour of electricity generated. The value of the MED Tech is based in large part on its IP Rights, such as the patent, know how and eventual patents pending. The MED Tech System provides up to 2-3 times more energy from the same volume of feedstock and the process occurs in of the time it takes for current existing systems.

Mandated demand for hydrogen energy waste reduction projects - lack of viable competition

California, New York, Washington, Massachusetts, Oregon and Vermont have mandates for new vehicles sold as of 2035 to be powered by electricity or hydrogen.

An additional 17 states have or are likely to move forward with mandates of 0 emission vehicles by 2035, and the recently enacted Inflation Reduction Act is complementing these mandates by incentivizing greater speed and scale of fossil-free transport adaptation.

Advanced biofuel sources which result from the deployment of technologies such as the Microbial Energy Device (MED) Technology, will be needed to supply at a minimum of 0.2 percent of transport energy in 2022, one percent in 2025, and at least

3.5 percent by 2030.

There is a lack of products or technologies which offer to address this demand on the market currently. Such products, if they exist, are inferior, more expensive, or not as effective as that offered by GELF Energy's MED Technology.

Traction

GELF Energy has concluded a Memorandum of Association (MOA)with Hawaii Technology Development Corporation (HTDC), a Hawaii State agency to address cesspool and sewage waste in Hawaii. HTDC hired Research Triangle Institute International (RTI) to assist GELF with services that range from technology development, process improvements, and business practices including marketing, finance, funding, management and business model development. Together with RTI, the Company has further developed its Roadmap of projects set forth below in this Form C Statement.

RTI will also provide project management and planning services initially for the two Roadmap projects in Mesa Arizona and New Mexico, Port of New Orleans as well as Hawaii. The Company has also started the process of installing a full-scale pilot demonstration system at a farm in Hawaii. Engineers just completed a scope of work on this project to start the permitting process.

Net Present Value (NPV) Analysis

Net Present Value (NPV) of discounted cash flows ("NPV Analysis") is the methodology used to determine a $13.5 Million valuation of GELF Energy. NPV Analysis is a form of intrinsic valuation and is used extensively for determining the value of new ventures by Venture Capital firms. In the case of Gelf Energy, the discounted values of future cash flows are based on the five projects the Company is working on and which are set forth in its "Roadmap of Projects". The NPV Analysis is applied to the life of the five Roadmap Projects, described below and the timeframe to which the discounted value applies is detailed also below.

The five projects assessed in the Roadmap of Projects utilize GELF Energy's waste to energy technology to achieve the goals of each waste treatment facility and include:

Project #1 - Mesa Sewage where the purpose is for the City of Mesa, Arizona to reduce food and sewage sludge in landfills, and to produce natural gas which will in turn fuel garbage collection vehicles. This initial project has progressed substantially and is close to having signed contracts in place, with some DOE grant funding possible.

Project #2 - Kilauea Agricultural Park in Kauai, Hawaii, where the purpose is animal farm and cesspool remediation to lower operational costs, treat such waste in a zero-discharge waste treatment system, and to produce hydrogen for fuels. Once proven to be scalable, other operators on the Hawaiian Islands are interested in its installation and operation. The state of Hawaii and various government agencies are in support.

Project #3 - New Mexico Jacob A. Hands wastewater treatment facility is in the initial planning stages with New Mexico State University where the purpose of this project is to generate green hydrogen as a valuable fuel for use by the City of Las Cruces, New Mexico.

Project #4 - PEARL Microgrid where The Hawaii Center for Advanced Transportation Technologies is developing a hydrogen microgrid for the armed forces located in Hawaii.

Project #5 Port of New Orleans where the purpose is to produce green hydrogen to provide energy for industries and cargo vessels, thereby eliminating heavy oil fuels in the industrial and marine sectors.

Taking into account the above, we performed an NPV Analysis to determine how much the various streams of cash flows across this Roadmap of these Projects is worth. It is an all-encompassing metric taking into account revenues, expenses, and capital costs in its Free Cash Flow. Free Cash Flow is the cash left over after a company pays for its operating expenses and capital expenditures. In addition to factoring all revenues and costs, it also takes into account the time frame of each cash flow, which has a substantial effect on the net present value of each Project.

The cash flows in this NPV Analysis are discounted for two main reasons,

(1) to adjust for the risk of an investment opportunity, and (2) to account for the time

value of money. To adjust for risk, the discount rate has been set at a high level of 40% ("Discount Rate") Discount rates of 30% or more are routinely used by Venture Capital Firms to assess the risks associated with start up businesses. account for the time value of money due to inflation, interest rates, and opportunity costs, and other factors which results in money being more valuable the sooner it's received.

Based on the above, we believe the company valuation of $13,500,000 is appropriate.

The Company calculated its valuation internally without the use of any formal independent third party evaluation.

The Company currently only has common stock outstanding. The company has no options or warrants outstanding or shares reserved for issuance under a stock plan.

The pre-money valuation does not take into account any convertible securities currently outstanding. The Company has $26,500.00 (interest calculated as of 12/31/2022) in Convertible Notes outstanding. Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities which may affect your ownership in the future.

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%
- *StartEngine Premium Fee*
  94.5%
  StartEngine Premium Fee

If we raise the over allotment amount of $1,234,986.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%
- *Marketing*
  8.0%
  GELF Energy is creating brand awareness through publicity agent AMW. AMW arranges interviews and articles with news agencies, online magazines and other media outlets, and creates content and posts on social media channels like linkedin and twitter as well as create direct emails and manage a publicity campaign to create awareness of GELF Energy Technology.
- *Working Capital*
  10.0%
  Working capital will be used to manage short term obligations in the pre-

revenue stage. This includes financial management like bookeeping, accountants and financial tools like quickbooks. It also includes traveling to meet with strategic partners, and visiting pilot sites.

- *Legal*
  10.0%
  This includes ongoing corporate, contractual and IP, and investment legal counseling.

- *Research & Development*
  55.3%
  Scaling up the development of the Microbial Energy Device Technology, including buying materials and assembling the MED Technology system, engineering the inflows, closed loop processes and offtake of products.

- *StartEngine Premium fee*
  1.2%
  StartEngine Premium fee

- *Company Employment or Independent Contractor Engagement*
  10.0%
  Certain independent contractors or employees should be engaged directly by the Company. These people will have chemical engineering and wastewater treatment backgrounds to support the operation of the Roadmap Projects in the pre-revenue stage.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 29 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://gelfsciences.com/gelf-energy (https://gelfenergy.com/annualreport).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/gelf-energy

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR GELF Energy Corp.

[See attached]

GELF ENERGY CORP.

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2021 AND 2020
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
GELF Energy Corp.
Middletown, Delaware

We have reviewed the accompanying financial statements of GELF Energy Corp. (the "Company,"), which comprise the balance sheet as of December 31, 2021 and December 31, 2020, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2021 and December 31, 2020, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 9, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

October 10, 2022
Los Angeles, California

GELF ENERGY CORP.
BALANCE SHEET
(UNAUDITED)

As of December 31,	2021	2020
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & Cash Equivalents	$ -	$ -
Total Current Assets	-	-
Total Assets	$ -	$ -
LIABILITIES AND STOCKHOLDERS' EQUITY		
Total Liabilities	-	-
STOCKHOLDERS EQUITY		
Common Stock	-	-
Retained Earnings/(Accumulated Deficit)	-	-
Total Stockholders' Equity	-	-
Total Liabilities and Stockholders' Equity	$ -	$ -

See accompanying notes to financial statements.

GELF ENERGY CORP.
STATEMENTS OF OPERATIONS
(UNAUDITED)

For Fiscal Year Ended December 31,	2021	2020
(USD $ in Dollars)		
Net Revenue	$ -	$ -
Cost of Goods Sold	-	-
Gross profit	-	-
Operating expenses		
General and Administrative	-	-
Total operating expenses	-	-
Operating Income/(Loss)	-	-
Interest Expense	-	-
Other Loss/(Income)	-	-
Income/(Loss) before provision for income taxes	-	-
Provision/(Benefit) for income taxes	-	-
Net Income/(Net Loss)	**$ -**	**$ -**

See accompanying notes to financial statements.

GELF ENERGY CORP.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(UNAUDITED)

(in , $US)	Common Stock		Retained earnings/ (Accumulated Deficit)	Total Shareholder Equity
	Shares	Amount		
Inception- December 9, 2020		$ -	$ -	$ -
Issuance of Stock				
Net income/(loss)			-	-
Balance—December 31, 2020	-	-	$ -	$ -
Net income/(loss)			-	-
Balance—December 31, 2021	-	$ -	$ -	$ -

See accompanying notes to financial statements.

GELF ENERGY CORP.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,	2021	2020
(USD $ in Dollars)		
CASH FLOW FROM OPERATING ACTIVITIES		
Net income/(loss)	$ -	$ -
Changes in operating assets and liabilities:		
Acccounts receivable, net	-	-
Accounts Payable	-	-
Net cash provided/(used) by operating activities	-	-
CASH FLOW FROM INVESTING ACTIVITIES		
Purchases of Property and Equipment	-	-
Net cash provided/(used) in investing activities	-	-
CASH FLOW FROM FINANCING ACTIVITIES		
Proceeds from issuance of common stock	-	-
Net cash provided/(used) by financing activities	-	-
Change in Cash	-	-
Cash—beginning of year	-	-
Cash—end of year	**$ -**	**$ -**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during the year for interest	$ -	$ -
Cash paid during the year for income taxes	$ -	$ -
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES		
Purchase of property and equipment not yet paid for	$ -	$ -
Issuance of equity in return for note	-	
Issuance of equity in return for accrued payroll and other liabilities		

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

GELF Energy Corp. was incorporated on December 9, 2020, in the state of Delaware. The financial statements of GELF Energy Corp. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Middletown, Delaware.

GELF ENERGY is using advanced sciences to make carbon negative fuels that will mitigate climate change and water pollution with every charge-up or fill-up. Hydrogen recovery from waste technology uses agriculture, food waste and sewage as feedstock to produce hydrogen for the transportation sector. A new electrolyzing technology has been developed by GELF Energy Inc. that uses energy harnessed from waste to efficiently produce high volumes of transportation grade green hydrogen.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2021, and December 31, 2020, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Income Taxes

GELF Energy Corp. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense.

The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company is currently pre-revenue and will follow the provisions and the disclosure requirements described in ASU 2014-09 also referred to as Topic 606. Revenue recognition, according to Topic 606, is determined using the following steps: Recognition of revenue when, or how, a performance obligation is met: Revenues are recognized when or as control of the promised goods or services is transferred to customers.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company will earn revenues from a new electrolyzing technology has been developed by GELF Energy, Inc. that uses energy harnessed from waste to efficiently produce high volumes of transportation grade green hydrogen.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable and accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through October 10, 2022, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

FASB issued ASU No. 2019-02, leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than twelve months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 1,500,000 shares of Common Stock with a par value of $0.01. As of December 31, 2021, and December 31, 2020, no shares have been issued and are outstanding.

4. DEBT

The company had no debt outstanding as of December 31, 2021.

5. INCOME TAXES

The provision for income taxes for the year ended December 31, 2021, and December 31, 2020 consists of the following:

As of Year Ended December 31,	2021	2020
Net Operating Loss	$ -	$ -
Valuation Allowance	-	-
Net Provision for income tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities on December 31, 2021, and December 31, 2020 are as follows:

As of Year Ended December 31,		**2021**		**2020**
Net Operating Loss	$	-	$	-
Valuation Allowance		-		-
Total Deferred Tax Asset	$	-	$	-

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2021, and December 31, 2020. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2021, the Company had federal cumulative net operating loss ("NOL") carryforwards of $0, and the Company had state net operating loss ("NOL") carryforwards of approximately $0. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2021, and December 31, 2020, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2021, and December 31, 2020, the Company had no accrued interest and penalties related to uncertain tax positions.

6. RELATED PARTY

There are no related party transactions.

7. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2021, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

8. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2021, through October 10, 2022, which is the date the financial statements were available to be issued.

On January 5, 2022, the company issued a Convertible Note in the amount of $25,000. The note bears an interest rate of 6% and matures on the second anniversary of the date of this Note.

On May 25, 2022, the company issued 450,000 shares of common stock.

There have been no events or transactions during this time which would have a material effect on these financial statements.

9. GOING CONCERN

The Company lacks significant working capital and has only recently commenced operations. The Company will incur significant additional costs before significant revenue is achieved. These matters raise substantial doubt about the Company's ability to continue as a going concern. During the next twelve months, the Company intends to fund its operations with funding from their proposed regulation crowdfunding campaign, and additional debt and/or equity financing as determined to be necessary. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If the Company is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of their planned development, which could harm the business, financial condition and operating results. The balance sheet and related financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

GELF Energy Corp. is not live or open to the public at this moment.

INVEST IN GELF ENERGY CORP. TODAY!

Powering the Next Generation

GELF Energy has an exclusive license to use patented technology to repurpose sewage and food waste into clean, renewable electricity and green hydrogen.

This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.


GELF
Producing green hydrogen and renewable electricity from sewage and food waste by radically improving the anaerobic digestion process

$0.00 Raised

REASONS TO INVEST

- The market for hydrogen fuel is expected to grow to an estimated $11 trillion. The patented Microbial Energy Device will compete in this rapidly expanding market.*
- The Microbial Energy System is a unique technology train that produces green hydrogen by integrating carbon capture, water purification, and waste repurposing technologies with the patented Microbial Energy Device.
- We are in various stages of negotiations with national and state agencies for economic development and transportation, local municipalities, and agriculture. There is a broad range of applications and potential customers for this breakthrough technology solution.

*Information from NASDAQ & Grand View Research (Source | Source)

Invest Now
$2.00 Per Share

RAISED	INVESTORS
$0.00	0
MIN INVEST	VALUATION
$248.00	$13.5M

THE PITCH

The world needs to transition to clean, renewable energy sources. GELF Energy's mission is to accelerate this transition and make a positive impact on our planet's environment by developing and commercializing advanced environmental technologies. Our Microbial Energy System uses food and sewage waste that could end up in landfills and waterways, and transforms it into clean hydrogen and renewable electricity. This unique combination of technologies has been developed by a team of twelve award-winning scientists who are experts in the fields of environmental engineering, biotechnology, and wastewater management.

GELF Energy's leadership team is made up of highly accomplished scientists, wastewater experts, and experienced business leaders who are committed to advancing the world's clean energy transition.

GELF Energy has an exclusive, worldwide license to the intellectual property critical to the operation of the Microbial Energy Device. For additional information regarding the terms of the exclusive license please see the offering memorandum.

OVERVIEW

Converting Sewage and Food Waste to Green Energy


HYDROGEN
Efficiently producing commercial electricity and hydrogen from waste
without emitting greenhouse gases and other harmful pollutants

The waste-to-energy industry uses a process called anaerobic digestion to produce natural gas from sewage and food waste. With our Microbial Energy System, we make it possible to produce commercial electricity and hydrogen from waste at new levels of efficiency without emitting greenhouse gasses and other harmful pollutants. With this round of fundraising, we plan to scale the Microbial Energy System to pilot-stage quantities in an active wastewater treatment plant. This will demonstrate the amount of renewable electricity and green hydrogen that will be produced to be commercially viable.

THE PROBLEM & OUR SOLUTION

We Believe We Have Developed a Revolutionary Waste-to-Energy Technology

Today's Anaerobic Digesters are inefficient, taking 30-60 days to generate natural gas. And, more than half of the waste's potential energy is left untapped. They also lack carbon capture technology and produce a byproduct called digestate that emits fugitive greenhouse gas and often ends up in landfills.


ANAEROBIC DIGESTERS ARE INEFFICIENT
leaving more than half of the waste's potential energy untapped

Our **Microbial Energy Device** improves the speed and efficiency of anaerobic digestion, producing an estimated 2 to 3 times more electricity in approximately 1/5th of the time. Our design integrates carbon capture, ultrapure water purification, and waste repurposing technologies to produce green hydrogen. Unlike our competitors, with our fully integrated system, we are able to produce multiple forms of renewable energy depending on the customer's needs, including hydrogen, ammonia, renewable natural gas, and electricity. All of it derived from sewage and food waste.


2-3X THE ENERGY
5X FASTER

**The product shown is currently in development and not yet available on the market.*

THE MARKET & OUR TRACTION

Meeting the Massive Demand for Clean Energy with Key Strategic Alliances


$11 TRILLION
Estimated hydrogen energy market value

The hydrogen energy market is estimated to be valued at $11 trillion (Source). The energy crisis is hastening a transition to renewable energy, with the International Energy Agency raising its renewables growth estimates by a staggering 76% since 2020 (Source).


Electricity at sewage facilities can run 25-40% of their annual budget
and make up 15% to 30% of a city's energy bill

Source

The technologies for our Microbial Energy System were developed by a team of twelve award-winning Ph.D. scientists. We are in various stages of negotiations with several major customers, including national and state agencies for economic development and transportation, local municipalities, and agricultural and animal farms.

We are in the planning phase of creating strategic alliances with Garver Engineering (an engineering and environmental services firm), Hawaii Technology Development Corporation, Hawaii Center for Advanced transportation Technologies and Research Triangle Institute International. Additionally, we are in advanced discussions with several other agencies regarding large-scale implementation of our system.


STRATEGIC ALLIANCES WITH
GARVER
htdc
RTI
hcatt

WHY INVEST

Building a Greener Future Powered by Waste


Join us in creating the next generation of renewable energy with our revolutionary technology

We have several strategic alliances, patented technology, and a roadmap of upcoming projects to meet the world's increasing demand for pollution-reducing renewable energy. Led by a seasoned team with decades of experience in environmental science, wastewater management, engineering, entrepreneurship, and marketing, we provide an opportunity to invest early in a major growing energy sector while making a positive environmental impact on our planet's future.

ABOUT

HEADQUARTERS
5301 Ka Haku Rd., 119a
PRINCEVILLE, HI 96722

WEBSITE
View Site

GELF Energy has an exclusive license to use patented technology to repurpose sewage and food waste into clean, renewable electricity and green hydrogen.

TEAM

Brett Danson
Chief Executive Officer, Secretary and Director

Brett Danson is a successful start-up entrepreneur. He started his first company in real estate finance at only 25 years old and successfully ran that company for 20 years growing the company to one of the highest dollar volume brokerages in the U.S.

His involvement with technology and environmental science began after he nearly died from a bacterial infection contracted after surfing in polluted waters. It took several years to recover, but after he did, he devoted his life to learning how to repurpose waste into energy products solving some of the most difficult environmental challenges facing the world today. His quest to create energy from waste using advanced science resonated with university researchers and scientists whose life's work intersected with Brett's vision.

During the past seven years, Brett has made it his mission to build an expert science and business team, scale the technologies, and make it a commercially viable energy solution. Using his background in finance and science he developed a financially profitable business model for both waste producers and energy providers. Brett created GELF Energy to bring the Microbial Energy System technology to market while accelerating the transition to clean, green hydrogen from harmful fossil fuels.

John Sabo
Senior VP, Treasurer and Director

I am a professor of water resources and entrepreneur interested in translating science into sustainability outcomes through public-private partnerships, corporate engagement and innovation ecosystems that include academics and investors. I am an avid fly-fisherman.

TERMS

GELF Energy Corp.

Overview

PRICE PER SHARE
$2

VALUATION
$13.5M

DEADLINE
May 1, 2023

AMOUNT RAISED
$0.00

Breakdown

MIN INVESTMENT
$248.00

MAX INVESTMENT
$1,234,986.00

MIN NUMBER OF SHARES OFFERED
5,000

OFFERING TYPE
Equity

ASSET TYPE

SHARES OFFERED
Nonvoting Common Stock

MAX NUMBER OF SHARES OFFERED
617,493

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing →

Offering Memorandum →

Risks

Company	**GELF Energy Corp.**
Corporate Address	**5301 Ka Haku Rd., 119a, PRINCEVILLE, HI 96722**
Offering Minimum	**$10,000.00**
Offering Maximum	**$1,234,986.00**
Minimum Investment Amount (per investor)	**$248.00**

Terms

Offering Type	**Equity**
Security Name	**Nonvoting Common Stock**
Minimum Number of Shares Offered	**5,000**
Maximum Number of Shares Offered	**617,493**
Price per Share	**$2.00**
Pre-Money Valuation	**$13,500,000.00**

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Investment Incentives & Bonuses

Time-Based:

Friends and Family Early Birds

Invest within the first 72 hours and receive 20% bonus shares

Super Early Bird Bonus

Invest within the first week and receive 15% bonus shares

Early Bird Bonus

Invest within the first three weeks and receive 10% bonus shares

Amount-Based:

$248+ | Tier 1

Receive access to a private LinkedIn Investor Community

$1,000+ | Tier 2

5% bonus shares

$2,500+ | Tier 3

7% bonus shares

$5,000+ | Tier 4

10% bonus shares

$10,000+ | Tier 5

15% bonus shares

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Gelf Energy will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. Owner's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Non-Voting Common Stock at $2.00 / share, you will receive 110 shares of Non-Voting Common Stock, meaning you'll own 110 shares for $200. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds

The Company will not incur any irregular use of proceeds.

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Brett: Hello everyone

Powering our world from waste should have happened a long time ago.

It makes a lot of sense right? Getting rid of waste to power our industry?

But the technology to transform waste to commercially viable energy levels hasn't been achieved..... until now.

GELF Energy brought together over 12 PhD experts in environmental biotechnology and water purification.

One of our science teams figured out how to biochemically make anaerobic digesters produce 2-3 times more renewable energy 5 times faster. The biogas can then be used to generate electricity.

We can even retrofit existing anaerobic digesters.

another one of our science teams figured out how to use natural methods to purify water, produce energy, and remove carbon dioxide using very little energy low energy.

[Intersect with clip of pei's video]

Only 2 raw materials are needed to make green hydrogen. Electricity and water. We make both of them from sewage and food waste.

Worldwide countries are transitioning fuels to clean energy and especially to hydrogen to reduce greenhouse gases.

GELF Energy is a big part of that transition.

Hydrogen is growing into an 11 trillion dollar industry.

This is a great time to invest in energy

Governmental incentives for hydrogen production are making it easy to line up projects especially since our technology produces hydrogen and reduces greenhouse gases

Here is why everybody is excited about GELF Energy.

It gets rid of waste and carbon dioxide and uses them to make hydrogen.

Thanks for your support. We hope you are as excited as we are about this technological breakthrough.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

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- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

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- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

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EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

State of Delaware
Secretary of State
Division of Corporations
Delivered 04:21 PM 12/21/2022
FILED 04:21 PM 12/21/2022
SR 20224343365 - File Number 4395606

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF GELF ENERGY CORP.

(Pursuant to Sections 242 and 245 of the General Corporation Law of the State of Delaware)

GELF Energy Corp., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "**General Corporation Law**"),

DOES HEREBY CERTIFY:

1. That the name of this corporation is GELF Energy Corp., and that this corporation was originally incorporated pursuant to the General Corporation Law on December 9, 2020, under the name GELF Energy Corp.

2. That the Board of Directors duly adopted resolutions proposing to amend and restate the Certificate of Incorporation of this Corporation, declaring said amendment and restatement to be advisable and in the best interests of this Corporation and its stockholders, and authorizing the appropriate officers of this Corporation to solicit the consent of the stockholders therefor, which resolution setting forth the proposed amendment and restatement is as follows:

RESOLVED, that the Certificate of Incorporation of this Corporation be amended and restated in its entirety to read as follows:

ARTICLE I

The name of this corporation is GELF Energy Corp. (the "**Corporation**").

ARTICLE II

The address of the registered office of the Corporation in the State of Delaware is 108 West 13th Street, Wilmington, Delaware, 19801, County of New Castle. The name of its registered agent at such address is Business Filings Incorporated.

ARTICLE III

The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law.

ARTICLE IV

(a) *Authorized Shares*

The total number of shares of stock that the Corporation shall have authority to issue is 22,500,000 (22.5 Million) shares of common stock having a par value of

$0.000667 per share (**"Common Stock"**) of which 7,000,000 (7 Million) are designated as Class A Voting Common Stock (**"Voting Common Stock"**), 2,500,000 (2.5 Million) shares are designated as Class B Nonvoting Common Stock (**"Nonvoting Common Stock"**), and the remaining balance of 13,000,000 (13 Million) shares may be designated by the Board of Directors upon a Written Directors' Consent as Voting or Nonvoting Stock, provided that the rights, preferences and privileges of the shareholders with issued Voting or Nonvoting Stock are not adversely or materially affected. The rights, preferences, powers, privileges, and the restrictions, qualifications and limitations of the Nonvoting Common Stock are identical with those of the Voting Common Stock other than in respect of the voting rights as set forth herein, and for all purposes under this Certificate of Incorporation, the Voting Common Stock and Nonvoting Common Stock shall together constitute a single class of shares of the capital stock of the Corporation.

(b) *Voting Rights*

(i) *Voting Common Stock.* Except as otherwise required by law or this Certificate of Incorporation, the holders of the Voting Common Stock shall possess exclusively all voting power, and each holder of Voting Common Stock shall have one vote in respect of each share held by the holder of record on the books of the Corporation for the election of directors and on all matters submitted to a vote of shareholders of the Corporation.

(ii) *Nonvoting Common Stock.* Except as otherwise required by law, shares of Nonvoting Common Stock shall be non-voting; *provided* that so long as any shares of Nonvoting Common Stock are outstanding, the Corporation shall not, without the written consent of a majority of the outstanding shares of Nonvoting Common Stock or the affirmative vote of holders of a majority of the outstanding shares of Nonvoting Common Stock at a meeting of the holders of Nonvoting Common Stock duly called for such purpose, amend, alter or repeal (by merger, consolidation, combination, reclassification or otherwise) its Certificate of Incorporation or bylaws so as to adversely affect (disproportionately relative to the Voting Common Stock) the preferences, rights or powers of the Nonvoting Common Stock.

(c) *Permissible Transfer of Non-Voting Common Stock.*

Any holder of any issued and outstanding shares of Nonvoting Common Stock (other than a subsidiary of the Corporation) to a person other than any Related Person of such holder, may, under certain conditions make a permissible transfer of the holder's shares of Nonvoting Common Stock in an equal number of shares of Nonvoting Common Stock the holder has at the time of the transfer. Upon surrender of the certificate or certificates representing the shares so transferred the Corporation shall issue and deliver in accordance with the surrendering holder's instructions the certificate or certificates representing the shares of Nonvoting Common Stock held by the transferee. The term "Person" means a natural person, partnership, corporation, limited liability company, entity, or other similar entity. The term "Related Person" means a natural or legal entity related to a Person.

(d) *Reissued Shares to Existing Shareholders*

Upon the effective time (the "**Effective Time**") of the filing of this Amended and Restated Certificate of Incorporation, each one (1) share of the Corporation's Voting Common Stock, par value $0.01 per share, issued and outstanding immediately prior to the Effective Time (which shall include each fractional interest in Common Stock in excess of one (1) share held by any stockholder), is and shall, automatically and without any action on the part of the respective holders thereof, be subdivided and reclassified into fifteen (15) fully paid, nonassessable shares of Voting Common Stock, par value $0.000667 per share, of the Corporation. Each certificate that immediately prior to the Effective Time represented shares of Voting Common Stock ("**Old Certificates**"), if any, shall thereafter represent that number of shares of Voting Common Stock into which the shares of Voting Common Stock represented by the Old Certificate shall have been subdivided and reclassified.

(e) *Voting*

Generally. Except as expressly provided by this Restated Certificate or as provided by law, the holders of Voting Common Stock shall have voting rights and shall be entitled to notice of any stockholders' meeting in accordance with the Bylaws of the Corporation. Each holder of Voting Common Stock shall be entitled to one vote for each share of Common Stock held at all meetings of stockholders (and written actions in lieu of meetings).

(f) *Reservation of Stock Issuable Upon Conversion.*

The Corporation shall at all times reserve and keep available out of its authorized but unissued shares of Common Stock, such number of its shares of Common Stock as shall from time to time be sufficient to ensure the existing shareholders receive their post split number of shares and to effect the investment transactions contemplated by the Corporation to engage in its business.

ARTICLE V

Except as otherwise set forth herein, in furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to make, repeal, alter, amend and rescind any or all of the Bylaws of the Corporation.

ARTICLE VI

To the fullest extent permitted by law, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the General Corporation Law or any other law of the State of Delaware is amended after approval by the stockholders of this Article VI to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law as so amended.

Any repeal or modification of the foregoing provisions of this Article VI by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of or increase the liability of any director of the Corporation with respect to any acts or omissions of such director occurring prior to, such repeal or modification.

ARTICLE VII

The Corporation shall indemnify to the fullest extent permitted by law any person made or threatened to be made a party to an action or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that he, his testator or intestate is or was a director or officer of the Corporation or any predecessor of the Corporation, or serves or served at any other enterprise as a director or officer at the request of the Corporation or any predecessor to the Corporation. Neither any amendment nor repeal of this Article VII nor the adoption of any provision of the Corporation's Certificate of Incorporation inconsistent with this Article VII, shall eliminate or reduce the effect of this Article VII in respect of any matter occurring, or any action or proceeding accruing or arising or that, but for this Article VII would accrue or arise, prior to such amendment, repeal or adoption of an inconsistent provision.

The foregoing Amended and Restated Certificate of Incorporation has been duly adopted by this corporation's Board of Directors and stockholders in accordance with the applicable provisions of Sections 228, 242 and 245 of the Delaware General Corporation Law.

IN WITNESS WHEREOF, this Amended and Restated Certificate of Incorporation has been executed by a duly authorized officer of this Corporation on this 18th day of November, 2022.

By: ______________________________

Brett Danson, Chief Executive Officer